FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




For the month of January 2005

Commission File Number 333-7182-01

                                   CEZ, a. s.

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                 (Translation of registrant's name into English)



                                c/o Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic

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                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F. X......   Form 40-F......

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes ..... No  X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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The following information was filed by CEZ, a. s. in Czech language with the
Prague Stock Exchange as required by its rules and regulations:


CEZ, a. s., and Karbon Invest,a.s. agreed on supplies of black coal in 2005. The supplies are intended for Detmarovice power plant and Energetika Vitkovice from the CEZ Group. The agreement is in the pre-execution state.

As regards the purchase of coal, CEZ has entered in the following purchase agreements:

- a mid-term purchase agreement for the years 2005 - 2009 with Sokolovska uhelna, a. s.;
- a mid-term purchase agreement for the years 2005 - 2010 with Lignit Hodonin;
- one-year purchase agreement for 2005 with Severoceske doly, a. s.;
- one-year purchase agreement for 2005 with Appian Group, a. s.;
- one-year purchase agreement for 2005 with Gemec Union.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                           CEZ, a. s.

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                                                          (Registrant)
Date:  January 6, 2005


                                                   By: /s/ Libuse Latalova
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                                                         Libuse Latalova
                                                 Head of Finance Administration